Exhibit 107
Calculation of Filing Fee Table
Schedule 14A
(Form Type)
Chuy’s Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$20,250(1)(2)	0.00014760	$3(5)
Fees Previously Paid	$659,510,175(3)(4)		$97,344(5)

Total Transaction Valuation	$659,530,425

Total Fees Due for Filing			$97,347

Total Fees Previously Paid			$97,344

Total Fee Offsets

Net Fee Due			$3

(1)	As of August 30, 2024, there were 540 additional shares of common stock issued and outstanding.
(2)	Solely for purposes of calculating the filing fee, the additional filing fee was calculated as 540 shares of common stock multiplied by the per share merger consideration of $37.50.
(3)	The filing fee previously paid was based on (A) 17,231,998 shares of common stock issued and outstanding and (B) 354,940 shares of common stock underlying outstanding restricted stock units.
(4)
Solely for purposes of calculating the filing fee, the previously paid filing fee was calculated as the sum of (A) 17,231,998 shares of common stock multiplied by the per share merger consideration of $37.50 and (B) 354,940 shares of common stock underlying outstanding restricted stock units multiplied by the per share merger consideration of $37.50.

(5)
In accordance with Section 14(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule
0-11
of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction calculated as described in note (2) and note (4) above by 0.00014760.